GRUPO CASA SABA

1Q05 Earnings Release                                                       April 28, 2005

Net Income Decreased 4.7%

Financial Highlights:
(Figures in millions of pesos as of March 31, 2005; variations are with respect to the same period of 2004 except where noted. Figures may vary due to rounding)

  Sales decreased 8.7% during the quarter to reach $4,912.1 million
  Cost of sales declined 9.1% during the quarter
  Gross profit decreased 4.9% compared to 1Q04
  The gross margin rose 40 basis points this quarter, to 10.2%
  Operative expenses declined 5.5% compared to 1Q04
  Operating income decreased 4.0% versus 1Q04
  The operating margin increased 19 basis points versus 1Q04, to 4.0%
  Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) was $221.3 million pesos, a decrease of 2.6% for the period; the EBITDA margin went from 4.2% in 1Q04 to 4.5% in 1Q05
  Net income for the quarter decreased 4.7%, to $160.2 million
  By the end of the quarter, no cost-bearing liabilities had been recorded
  Cash reached $360.7 million by the end of 1Q05

Mexico City, April 28, 2005. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the first quarter of 2005.

QUARTERLY RESULTS

TOTAL SALES

During the first quarter of 2005, total sales decreased 8.7% as a result of the negative performance in some of the Group’s divisions. Factors that influenced the Group’s total sales include a decline in the performance of the pharmaceutical products market in terms of units sold during the quarter as well as the fact that we did not distribute various product lines that did not meet our minimum profitability measures.

SALES BY DIVISION:

PRIVATE PHARMA

During the first quarter of 2005, Private Pharma sales decreased 10.4% compared to the same period of 2004. This decrease was due to a nearly 3% decline in the number of units sold in the pharmaceutical products distribution market, as well as to adjustments in some of our product lines, which began in 4Q04. These adjustments included deciding not to distribute products from suppliers and/or laboratories that did not meet the minimum profitability measures established by management.

Private Pharma represented 82.4% of our total sales during the quarter, compared to 83.9% in 1Q04.

GOVERNMENT PHARMA

Government Pharma sales decreased 1.0% versus 1Q04, affected by a greater degree of competition in some of the tender contracts that we traditionally participate in. It is worth noting that, in this division, we have maintained our significant commercial efforts and our presence in various government entities, including PEMEX.

Government Pharma accounted for 3.1% of the Group’s total sales in 1Q05, versus 2.8% in 1Q04.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHERS

Sales in the Group’s division that distributes health, beauty aids, consumer goods, general merchandise and other products were 1.9% lower than in 1Q04. This was primarily the result of a decrease in sales of health products and beauty aids, which could not be offset by the incorporation of new food brands in the product catalog.

This division increased its participation in the Group’s total sales, going from 9.8% in 1Q04 to 10.5% in 1Q05.

PUBLICATIONS

Sales in the Publications Division (Citem) rose 6.1% during the first quarter of the year. This was due to the solid base of editorial houses that it currently has as well as an increase in the number of titles that it distributes. It is worth noting that new titles were added to Citem’s publication list, including publications from new editorial houses as well as existing editorial houses that have opted to distribute a larger number of their products through Citem.

The Publications Division’s contribution to total sales grew, from 3.5% in 1Q04 to 4.0% in 1Q05.

                                 Division                                       % of Sales
                           Private Pharma                                     82.4%
                      Government Pharma                                  3.1%
         Health, Beauty, Consumer Goods,
         General Merchandise and Others                        10.5%
                            Publications                                          4.0%

                                  TOTAL                                           100.0%

GROSS PROFIT

During the first quarter of the year, the Group’s gross profit decreased 4.9% compared to the same period of 2004, and the gross margin increased by 40 basis points. The improvement in the gross margin is due to the Group’s strategy of maintaining profitable operations.

OPERATING EXPENSES

During 1Q05, the Group’s operating expenses declined 5.5% compared to the same period of the previous year. Nevertheless, the 8.7% drop in sales resulted in an increase in the expenses-to-sales ratio during the quarter.

OPERATING INCOME

Given the lower level of sales and the gross profit that was recorded in 1Q05 versus 1Q04, the Group’s operating income for the quarter decreased 4.0%.

GCS’s operating margin for the period rose 19 basis points compared to 1Q04, from 3.8% in 1Q04 to 4.0% in 1Q05.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

During 1Q05, GCS’s EBITDA was $221.3 million, 2.6% less than that registered during the same period of the previous year. As a result of the acquisition of fixed assets, the Group’s depreciation & amortization rose 9.0% versus 1Q04.

CASH AND COST-BEARING LIABILITIES

At the end of 1Q05, GCS’s balance sheet was free of cost-bearing liabilities. In addition, and as a result of the cash flow generated by the Group, by the end of the quarter, the Company held cash and cash equivalents in the amount of $360.7 million, 55.5% higher than that which was reported in 1Q04.

COMPREHENSIVE COST OF FINANCING

The Comprehensive Cost of Financing resulted in a cost of $4.6 million, which is not comparable to the income of $0.5 million that was registered in 1Q04. The monetary position result did not generate a favorable result as it did in 1Q04. However, interest paid for the quarter decreased 68.0%, which offset this effect to a large degree.

OTHER EXPENSES/INCOME

In 1Q05, other expenses/income resulted in an income of $15.0 million, 16.1% higher than the income registered in 1Q04. This line includes the income obtained from the services that we offer to third parties as well as the sale of fixed assets.

TAX PROVISIONS

GCS’s total tax provision during 1Q05 declined 6.9% versus 1Q04 to reach $45.0 million. As a percentage of income before taxes, total tax provisions were 21.9%.

NET INCOME

Net income for the quarter reached $160.2 million, 4.7% lower than that registered in the same period of the previous year. Nevertheless, it is worth noting that the net margin for the quarter increased 14 basis points, from 3.1% in 1Q04 to 3.3% in 1Q05.

WORKING CAPITAL

In terms of clients, accounts receivable days were reduced by 0.5 days versus 1Q04, to 56.6 days. Inventory days rose by 7.5 days compared to 1Q04 in response to the commercial and operative strategies that were implemented. Inventory days were 49.1 and supplier days decreased by 2.9 days versus 1Q04, to 56.0 days.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Jorge Sanchez, IRO                                          Sandra Yatsko
+52 (55) 5284-6672                                         +52 (55) 5644-1247
jsanchez@casasaba.com                                sandra@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com